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                                                                    Exhibit 23.1
                                                                    ------------


To the Board of Directors
of Petroleum Heat and Power Co., Inc.


We consent to incorporation by reference in the registration statement on form S-8 of Petroleum heat and Power Co., Inc. and subsidiaries of our report dated March 3, 1997, relating to the consolidated balance sheets of Petroleum heat and power Co.,Inc. and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 1996, and the related schedule, which report appears in the December 31, 1996, annual report on Form 10-K, as amended, of Petroleum Heat and Power Co., Inc.


/s/ KPMG Peat Marwick LLP

Stamford, CT
June 27, 1997